

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Thomas Hallam, Ph.D.
Chief Executive Officer
Palisade Bio, Inc.
5800 Armada Drive, Suite 210
Carlsbad, California 92008

> **Re: Palisade Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2022**
> **File No. 333-265769**

Dear Dr. Hallam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine, Esq.